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                   VAN KAMPEN INVESTMENT GRADE MUNICIPAL TRUST

                               CUSIP - 920-915-204

                        NOTICE OF PROPOSED REORGANIZATION



                  NOTICE IS HEREBY GIVEN that VAN KAMPEN INVESTMENT GRADE MUNICIPAL TRUST ("Investment Grade Municipal Trust") is scheduled to reorganize into VAN KAMPEN MUNICIPAL TRUST (the "Acquiring Fund") after the close of business on August 26, 2005.

                  The Acquiring Fund currently has four series of auction preferred shares ("APS"). After the reorganization is completed, the Acquiring Fund will have five series of APS: (i) the Acquiring Fund's existing APS will comprise Series A APS, Series B APS, Series C APS, and Series D APS and (ii) the Acquiring Fund will issue a new series of APS ("Acquiring Fund Series E APS") in exchange for Investment Grade Municipal Trust's existing remarketed preferred shares ("Investment Grade Municipal Trust RP"). Four shares of Acquiring Fund Series E APS will be issued in exchange for each share of Investment Grade Municipal Trust RP, so that the liquidation preference for Acquiring Fund Series E APS will be $25,000 per share. The number of days in the regular dividend period for Acquiring Fund Series E APS will remain the same as the existing Investment Grade Municipal Trust RP (i.e., an auction for Acquiring Fund Series E APS will occur every 28 days, unless the Acquiring Fund declares a special dividend period).

                  The previous remarketing for Investment Grade Municipal Trust RP occurred on August 2, 2005. On August 26, 2005, holders of Investment Grade Municipal Trust RP will receive i) a dividend representing the twenty-four day period from August 3, 2005 through August 26, 2005 and ii) four Acquiring Fund Series E APS in exchange for each share of Investment Grade Municipal Trust RP. The initial dividend rate for the Acquiring Fund Series E APS will be the rate as determined at the August 2, 2005 remarketing for Investment Grade Municipal Trust RP, and this rate will continue until the next regularly scheduled auction for Acquiring Fund Series E APS, which is expected to be on August 30, 2005 (i.e., 28 days after August 2, 2005).

                  The foregoing does not constitute an offer of any securities for sale. The proxy statement/prospectus relating to the proposed reorganization contains important information and shareholders are urged to read it. Free copies of the proxy statement/prospectus are available by calling Van Kampen's Client Relations Department at (800) 341-2929 or on the Securities and Exchange Commission's web site at www.sec.gov.



                                                     VAN KAMPEN INVESTMENT GRADE
                                                     MUNICIPAL TRUST


Dated:  August 12, 2005                              By: /s/ JAMES W. GARRETT
                                                         -----------------------
                                                         James W. Garrett
                                                         Chief Financial Officer
                                                          and Treasurer